GUZOV OFSINK, LLC
                                ATTORNEYS-AT-LAW
                          600 MADISON AVENUE 14th FLOOR
                            NEW YORK, NEW YORK 10022
                TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273
                            http://www.golawintl.com


                                                                   June 20, 2006


Babette Cooper and Terence O'Brien
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F St NE Stop 3561
Washington, DC 20549

                Re:  Madison Avenue Holdings, Inc.
                     Form 10-KSB for Fiscal Year Ended December 31, 2005 Filed March 30, 2006
                     Form 10-QSB for Fiscal Quarter Ended March 31, 2005 Filed May 15, 2006
                     File No. 0-50655

Dear Ms Cooper and Ms. O'Brien,

      Reference is made to your comment letter, dated May 26, 2006 to our client, Madison Avenue Holdings, Inc. (the "Company"), relating to the subject filings (the "Comment Letter"). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

Form 10-KSB for the Fiscal Year ended December 31, 2005

Item 8A. Controls and Procedures, page 8

1. Please revise to provide appropriate disclosures regarding changes in internal control over financial reporting as required by Item 308(c) of Regulation S-B.

      Answer: We have amended Item 8A of the filing as required.

Form 10-QSB for the period ended March 31, 2006


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2.    We note your disclosure that your officer concluded your disclosure controls and procedures were effective in ensuring that material information was reported. Revise to clarify, if true, that your officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Also revise to clarify, if true, that your officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management to allow timely decision regarding required disclosure. See Exchange Act Rule 13a-15(e).

      Answer: We have amended Item 3 of the filing accordingly.

      In accordance with your request, on behalf of the Company we represent as follows:

      o the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o the Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.


                                                    Very truly yours,

                                                    Guzov Ofsink, LLC

                                                    By: /s/ Darren Ofsink
                                                        ------------------------
                                                            Darren Ofsink, Esq.


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